Stephen C. Koval 212.836.8019 skoval@kayescholer.com

425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6419 www.kayescholer.com

November 21, 2011

BY EDGAR AND BY HAND

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington D.C., 20549

Re:	PhotoMedex, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed November 14, 2011
File No. 333-176295

Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 31, 2011
File No. 000-11635

Dear Ms. Ravitz:

This letter is submitted on behalf of our client, PhotoMedex, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated November 17, 2011 (the “Comment Letter”) to Dennis McGrath, the Company’s Chief Executive Officer and President, with respect to the Company’s Amendment No. 3 to the joint proxy statement/prospectus on Form S-4 filed with the Commission on November 14, 2011 (File No. 333-176295) (“Amendment No. 3”) and the Company’s annual report on Form 10-K filed with the Commission on March 31, 2011 (File No. 000-11635) (the “Annual Report”).

The Company has filed today with the Commission Amendment No. 4 to the Amended Joint Proxy Statement/Prospectus on Form S-4 (“Amended Joint Proxy Statement/Prospectus”). The Amended Joint Proxy Statement/Prospectus includes revisions, where applicable, intended to address the Commission’s comments set forth below. The information in these responses was provided to us by the Company and Radiancy, Inc. (“Radiancy”).

CHICAGO • FRANKFURT • LONDON • LOS ANGELES • NEW YORK • PALO ALTO • SHANGHAI • WASHINGTON, DC • WEST PALM BEACH

November 21, 2011

Enclosed with a copy of this letter being sent by hand to you are four copies of the Amended Joint Proxy Statement/Prospectus, marked to show changes from Amendment No. 3.

The text of each comment contained in the Comment Letter is set forth in italics below, immediately followed by the Company’s corresponding response.

Interests of Radiancy’s Directors, page 12

1.	We note your response to prior comment 7 concerning compensation paid to Dr. Rafaeli. Please revise footnote 1 to disclose the value of this common stock award. In light of your disclosure on page 67, please also amend the Summary Compensation table on page 245 to include the value of the share grant and the tax gross-up. Please also revise your disclosure on page 246 to explain why Mr. Rafaeli received the share award and gross-up for FY 2010 performance given the separate $688,880 bonus referenced in the table on page 245.

Response: In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus. Please see the pages 12 and 246 of the Amended Joint Proxy Statement/Prospectus.

U.S. Income Tax Consequences of the Merger to Radiancy..., page 101

2.	Please reconcile the second sentence under the heading with the first paragraphs of page 100 and Exhibit 8.1 which indicate that the discussion in the prospectus is counsel’s opinion. Please also revise disclosure on pages 15, 100 and 101 to eliminate the assumption concerning whether the merger will qualify as a reorganization under the tax code.

Response: In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus. Please see the pages 15-16, 58, 101-102 and 280 of the Amended Joint Proxy Statement/Prospectus.

Exhibit 8.2

3.	We note your response to prior comment 15 and refer to the final sentence of the second paragraph of the opinion. Based on your response, the issue of whether PhotoMedex is controlled and managed, or will be controlled and managed, from outside Israeli is a legal conclusion and therefore should form part of counsel’s opinion. Please revise.

Response: In response to the Staff’s comment, the Company has revised Exhibit 8.2 of the Amended Joint Proxy Statement/Prospectus.

November 21, 2011

In connection with our response on behalf of the Company to the Staff’s comments, the Company has provided in Exhibit A, in writing, a statement by the Company acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter. Please contact me at (212) 836-8019 with any further comments or questions you may have.

Sincerely,

/s/ Stephen C. Koval
Stephen C. Koval

cc:	Gary Newberry
Kaitlin Tillan
Joseph McCann

EXHIBIT A

PhotoMedex, Inc.

147 Keystone Drive

Montgomeryville, PA 18936

November 21, 2011

BY EDGAR AND BY HAND

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PhotoMedex Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed November 14, 2011

File No. 333-176295

Form 10-K for the Fiscal Year ended December 31, 2010

Filed March 31, 2011

File No. 000-11635

Dear Mrs. Ravitz:

In connection with Kaye Scholer LLP’s comment response letter, dated November 21, 2011 (the “Response Letter”), filed on behalf of PhotoMedex, Inc. (the “Company”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence on Edgar on November 21, 2011, in response to the Staff’s letter to the Company dated November 17, 2011, the Company is hereby acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Very truly yours,

PhotoMedex, Inc.

/s/ Dennis McGrath
Dennis McGrath, Chief Executive Officer and
President